1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

September 13, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Barbara C. Jacobs, Assistant Director,
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 11, 2016
File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated September 1, 2016, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 3 (the “Third Amended Submission”) to the Company’s Offering Statement on Form 1-A filed December 21, 2015. Amendment No. 4 to the Company’s Offering Statement (the “Fourth Amended Submission”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	You refer to revenues “available for dividends” and “Game Distributable Income.” Such disclosures imply that you have sufficient funds available for dividend payments. Please revise your disclosures to avoid such inferences, or advise.

Response to Comment #1:

In response to the Staff’s comments generally, the Company has substantially revised the terms of the Fig Game Shares – PSY2 dividend. As reflected throughout the Fourth Amended Submission, the Company shall pay to holders of Fig Game Shares – PSY2 a dividend of 30% of Fig’s revenue share from Psychonauts 2, subject to certain exceptions described on the cover page of the Fourth Amended Submission, and similarly described elsewhere in the Fourth Amended Submission. As a result of this revision, the phrase “Game Distributable Income” no longer serves a purpose and has been eliminated. The Company has also eliminated the use of the phrase “available for dividends”.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. September 13, 2016 Page 2 of 5

2.	We note your response to prior comments 1 and 12 where you describe how Game Share Assets and Game Distributable Income will be calculated. In particular, in your response to prior comment 12 you state that your “independent auditor will have to consider the accuracy of the table [pertaining to Game Distributable Income] under standard audit and review procedures.” Please expand your disclosures in the Summary and in Risk Factors to note that calculations of Game Share Assets and Game Distributable Income, and their underlying methodologies, will not be audited and explain with specificity the resulting risks to investors. Additionally, we reissue prior comment 1, in part, as you have not told us how you intend to allocate assets and liabilities to each series of Fig Game Shares and how you will disclose the allocation.

Response to Comment #2:

The Company has expanded its disclosures in the Summary, in Risk Factors and elsewhere to note that allocations of game sales receipts and the determination of dividend amounts, and their underlying methodologies, will not be audited and to explain with specificity the resulting risks to investors. See the Fourth Amended Submission at pages 4, 22, 57 and 67. The Company has expanded its disclosures in Risk Factors and elsewhere to note that allocations of Game Share Assets, and their underlying methodologies, will also not be audited and to explain with specificity the resulting risks to investors. See the Fourth Amended Submission at pages 22 and 57. Additionally, the Company has expanded its disclosure in Management’s Discussion and Analysis to disclose how assets and liabilities will be allocated among different series of Fig Game Shares. See the Fourth Amended Submission at page 57.

3.	In response to prior comment 2 you provide illustrative examples of dividend payment outcomes based on sales of PSY2 games. We reissue this comment, in part, insofar as you have not presented clearly the formula used to calculate potential dividend payments. As noted in our prior comment, investors must be able to readily apply the formula to determine the dividend rate, which may be expressed, for example, as a percentage of net revenue. Please revise your disclosure to present the dividend rate formula expressed as a mathematical calculation or percentage rate.

Response to Comment #3:

In response to the Staff’s comments generally, the Company has substantially revised the terms of the Fig Game Shares – PSY2 dividend. As reflected throughout the Fourth Amended Submission, the Company shall pay to holders of Fig Game Shares – PSY2 a dividend of 30% of Fig’s revenue share from Psychonauts 2, subject to certain exceptions described on the cover page of the Fourth Amended Submission, and similarly described elsewhere in the Fourth Amended Submission. The dividend calculation is expressed:

i.	in the text, on the cover page of the Fourth Amended Submission elsewhere in the Fourth Amended Submission (in the Summary at page 3, in “Our Business” at page 34, in respect of the particular Fig Game Shares being offered in this offering at pages 45 and 50 and in “Our Dividend Policy” starting on page 65);

ii.	in the form of a simple table or calculation, without numbers (in the Summary at page 4 and in “Our Business” at page 36); and

iii.	in the form of a table or calculation with numbers (in the Summary at page 6, in “Our Business” at page 37 and in respect of the particular Fig Game Shares being offered in this offering at page 50).

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. September 13, 2016 Page 3 of 5

4.	We reissue prior comment 3 in part. Although you note that the proceeds from this offering could be used to fund the development of other video games, you have not described the resulting impact on holders of PSY2 Shares should proceeds from this offering be used exclusively (or primarily) to fund the development of another game. To the extent that holders of another class of game shares could receive all of the economic benefits resulting from the allocation of proceeds in this offering, this fact should be stated more clearly in the Summary and in Risk Factors. Disclose whether you have any policies or procedures regarding allocating proceeds between video games in instances where one developer is a related party, given the possibility of a conflict of interest.

Response to Comment #4:

In response to the first three sentences of this comment, the Company submits that, under the revised terms of the Fig Game Shares – PSY2 dividend, there would be no difference in dividends for holders of PSY2 Shares between a situation in which (i) the proceeds from this offering were used exclusively (or primarily) to fund the development of Psychonauts 2, and (ii) the proceeds from this offering were used exclusively (or primarily) to fund the development of another game. Therefore, the Company does not believe that additional risk disclosure is required. (The Company does believe that there is a separate risk relating to whether the Company might fail to provide sufficient funding to support the development of any particular game. But the Company also believes that this risk has already been sufficiently disclosed. See the Fourth Amended Submission at page 22.)

In response to the last sentence of this comment, the Company has expanded its disclosures in Risk Factors at page 23, and in respect of the particular Fig Game Shares being offered in this offering at page 53.

5.	Your revisions in response to prior comment 5 describe the treatment of classes of shares in the event of liquidation. In this context, you state that the holders of each series of Fig Game Shares will have a preference over other securities only as to the dividends declared on that class but not yet paid, and corresponding Game Share Assets. This suggests that in some circumstances, holders of Fig’s common stock, such as Loose Tooth, could receive more assets in liquidation that holders of preferred stock. Please revise to clarify.

Response to Comment #5:

The Company has revised its disclosure at pages 8, 22, 68 and 69 to clarify that, in some circumstances, holders of Fig’s common stock (including Fig’s Parent) could receive more assets in liquidation than holders of preferred stock.

Capitalization, page 24

6.	The “Pro Forma As Adjusted” column was prepared assuming the sale of all the Fig Game Shares. As noted in prior comment 7, it is inappropriate to assume that all the shares being offered will be sold given that this is not a firm commitment offering.

Response to Comment #6:

The Company has revised the Capitalization table to illustrate multiple levels of possible closing proceeds. See the Fourth Amended Submission at page 28.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. September 13, 2016 Page 4 of 5

Anticipated Allocation of Receipts from the Sale of One Typical Game, page 33

7.	Explain why you are using a 70% developer royalty rate when the rate increases to 90% upon meeting the $1 million of game sales receipts “hurdle” as noted in footnote 4. Revise this table to show the computation using both rates in two columns.

Response to Comment #7:

The Company has revised its disclosure in regard to this table (now on page 37 of the Fourth Amended Submission) in order to include a new, full table setting out the full allocation while assuming the 90% developer royalty rate. See the Fourth Amended Submission at page 37.

Anticipated Allocation of Receipts from the Sale of One Psychonauts 2 Game, page 46

8.	Although we note the introductory language preceding your table clarifying that the amounts are used for illustrative purposes, please describe how you established your estimates for specific game and non-game-specific expenses and for the allocation percentages (e.g., total estimated advertisement expenditures, revenue levels). The assumption of a $60.00 retail price suggests that this illustration represents the introductory period for the product. Clarify how the formula and estimates contemplate the different levels of expense as the product matures since it appears that during the initial campaign marketing and advertising cost would be higher. Clarify whether you have the ability to make such reasonable estimates without any prior operating history and consider whether such estimates are too subjective and uncertain. Revise your disclosure to describe the basis for estimating your expenses and discuss the degree of uncertainty associated with the key assumptions. Lastly, it appears that you should expand your disclosure to explain in more detail the impact of the price reductions referenced in footnote 1 on your presentation.

Response to Comment #8:

In response to the first five sentences of this comment, the Company submits that, under the revised terms of the Fig Game Shares – PSY2 dividend, there is no longer a concern that game-specific or non-game-specific expenses be estimated in the context of describing the allocation of game sales receipts and the determination of dividends to holders of Fig Game Shares – PSY2.

In response to the last sentence of this comment, the Company has expanded its disclosures in footnote 1 to the table on page 37 (which addresses the anticipated allocation of receipts from the sale of one typical game) and in footnote 1 to the table on page 50 (which addresses the anticipated allocation of receipts from the sale of one Psychonauts 2 game).

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. September 13, 2016 Page 5 of 5

9.	Tell us how you will finance your operations without deducting more funds from the sales receipts than the amounts presented in your table (i.e., Fig’s service fee of $0.04). Since the Fig Service fee is only 0.1%, you appear to need additional financial resources due to your financial position and going concern uncertainties. In this regard, it appears that your non-game-specific expense allocation would be higher in order for you to finance your operations. Clarify why the 5% non-game-specific expense allocation percentage would be the same under a Fig Service Fee of 0.1% versus 5% as presented on page 33. Explain how you will finance your operations without using any portion of the remaining balance.

Response to Comment #9:

The Company acknowledges its ongoing need for outside finance. This need has been met so far by support from the Company’s parent, Loose Tooth, and the Company expects Loose Tooth to continue to provide such support for the foreseeable future. In response to this comment, the Company has expanded its disclosure in Risk Factors, at page 10, regarding its ongoing need for outside finance. The Company submits that, under the revised terms of the Fig Game Shares – PSY2 dividend, there is no longer a concern that expenses be estimated in the context of describing the allocation of game sales receipts and the determination of dividends to holders of Fig Game Shares – PSY2

10.	Explain why you are estimating expenses based on a percentage of Fig’s revenue share amount instead of gross retail price. It appears this structure would result in your expenses fluctuating due to using the different Fig Revenue Share amounts. That is, clarify why your expenses would decrease as a result of a reduction in the Fig Revenue Share while gross retail price did not change. The examples provided in footnote 3 indicate that a reduction in the Fig Revenue Share due to fluctuations in the developer’s royalty significantly impacts the expense allocation and appears to ensure profitability.

Response to Comment #10:

The Company submits that, under the revised terms of the Fig Game Shares – PSY2 dividend, there is no longer a concern that expenses be estimated in the context of describing the allocation of game sales receipts and the determination of dividends to holders of Fig Game Shares – PSY2.

* * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.